Fonar Corporation
110 Marcus Dr.
Melville, NY 11747

November 21, 1997


Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Fonar Corporation
     Withdrawal of Registration Statement
     Form RW

To Whom It May Concern:

              This letter is to supplement Fonar Corporation's previous advise of October 29, 1997 that the Company is withdrawing the following Registration Statement:

              Fonar Corporation
              Form S-3 Registration Statement
              File No. 333-31181
              Accession Number 0000355019-97-000032

              The parties to the transaction pursuant to which the securities were to be registered have agreed in principle to a modification to their agreement which eliminates the need for registering any securities with the Commission.

              Please advise if there are any questions.

                               Very truly yours,


                               /s/ Raymond V. Damadian
                               Raymond V. Damadian
                               President and Chairman of the Board


                               /s/ Henry T. Meyer
                               Henry T. Meyer
                               General Counsel